SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2012

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 23, 2012 10:00 AM (Local time)

2. Place	4th Floor, SK Telecom Boramae Building, 58 Boramae-Gil, Gwanak-gu, Seoul, Korea

3. Agenda	1.	Approval of Financial Statements for the 28th Fiscal Year

	2.	Amendment to Articles of Incorporation

	3.	Approval of the Appointment of Directors as set forth in Item 3 of the Company’s agenda enclosed herewith

		3.1	Election of an Executive Director (Kim, Young Tae)

		3.2	Election of an Executive Director (Jee, Dong Seob)

		3.3	Election of an Independent Non-Executive Director (Lim, Hyun Chin)

	4.	Approval of the Appointment of a Member of the Audit Committee (Lim, Hyun Chin)

	5.	Approval of Ceiling Amount of the Remuneration for Directors

4. Date of the resolution by the Board of Directors	February 23, 2012

- Attendance of external directors	Present		4
	Absent		1

5. Other Noteworthy Matters	-

Documents relating to the Annual Meeting of Shareholders

1.	Approval of Financial Statements for the 28th Fiscal Year

(1)	NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

SK TELECOM CO., LTD.

NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2011 AND DECEMBER 31, 2010

	Korean won				Translation into U.S. dollars
ASSETS	December 31, 2011		December 31, 2010		December 31, 2011	December 31, 2010
	(In millions)				(In thousands)

CURRENT ASSETS:
Cash and cash equivalents	(Won)	895,558	(Won)	357,470	$773,032	$308,563
Short-term financial instruments		627,500		299,500	541,649	258,524
Short-term investment securities		90,573		393,811	78,181	339,932
Accounts receivable - trade, net		1,282,234		1,453,061	1,106,805	1,254,261
Short-term loans, net		88,236		80,731	76,164	69,686
Accounts receivable - other, net		774,221		2,499,969	668,296	2,157,936
Prepaid expenses		79,668		156,153	68,768	134,789
Inventories		8,407		9,019	7,257	7,785
Derivative assets		83,708		—	72,256	—
Advanced payments and other		17,972		67,262	15,513	58,059

Total current assets		3,948,077		5,316,976	3,407,921	4,589,535

NON-CURRENT ASSETS:
Long-term financial instruments		7,569		69	6,533	60
Long-term investment securities		1,312,438		1,517,029	1,132,877	1,309,477
Investments in subsidiaries and associates		4,647,506		3,584,395	4,011,658	3,093,997
Property and equipment		6,260,169		5,469,747	5,403,685	4,721,404
Investment property		30,699		34,799	26,499	30,038
Goodwill		1,306,236		1,308,422	1,127,524	1,129,410
Intangible assets		2,364,795		1,424,969	2,041,256	1,230,012
Long-term loans, net		75,282		64,098	64,982	55,328
Long-term accounts receivable - other, net		5,393		527,084	4,655	454,971
Long-term prepaid expenses		20,939		1,031	18,074	890
Guarantee deposits		155,389		154,360	134,129	133,241
Long-term derivative assets		104,897		139,577	90,546	120,481
Deferred income tax assets		280,380		183,481	242,020	158,378
Other non-current assets		758		1,089	655	940

Total non-current assets		16,572,450		14,410,150	14,305,093	12,438,627

TOTAL ASSETS	(Won)	20,520,527	(Won)	19,727,126	$17,713,014	$17,028,162

(Continued)

	Korean won				Translation into U.S. dollars
LIABILITIES AND STOCKHOLDERS’ EQUITY	December 31, 2011		December 31, 2010		December 31, 2011	December 31, 2010
	(In millions)				(In thousands)

CURRENT LIABILITIES:
Accounts payable - other	(Won)	1,361,473	(Won)	1,287,035	$1,175,203	$1,110,950
Withholdings		330,674		348,093	285,433	300,469
Accrued expenses		468,313		451,837	404,241	390,019
Income tax payable		277,836		243,263	239,824	209,981
Unearned revenue		282,891		308,856	244,187	266,600
Derivative liabilities		4,645		15,393	4,009	13,287
Provisions		656,597		652,830	566,765	563,513
Current portion of long-term debt, net		1,044,518		1,208,555	901,612	1,043,207
Advanced receipts		40,059		45,151	34,579	38,973

Total current liabilities		4,467,006		4,561,013	3,855,853	3,936,999

NON-CURRENT LIABILITIES:
Bonds payable, net		2,590,630		2,933,813	2,236,193	2,532,424
Long-term borrowings		115,330		113,890	99,551	98,308
Long-term payables - other		840,974		50,643	725,916	43,714
Long-term unearned revenue		212,172		241,892	183,144	208,798
Retirement benefit obligation		26,740		21,382	23,082	18,457
Long-term derivative liabilities		—		14,761	—	12,741
Long-term provisions		134,264		107,218	115,895	92,549
Other non-current liabilities		167,109		101,556	144,246	87,661

Total non-current liabilities		4,087,219		3,585,155	3,528,027	3,094,652

Total Liabilities		8,554,225		8,146,168	7,383,880	7,031,651

SHAREHOLDERS’ EQUITY:
Share capital		44,639		44,639	38,532	38,532
Share premium		(236,016)		(24,643)	(203,726)	(21,271)
Retained earnings		11,837,185		10,824,356	10,217,682	9,343,423
Reserves		320,494		736,606	276,646	635,827

Total Shareholders’ Equity		11,966,302		11,580,958	10,329,134	9,996,511

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	(Won)	20,520,527	(Won)	19,727,126	$17,713,014	$17,028,162

(2)	NON-CONSOLIDATED STATEMENTS OF INCOME

SK TELECOM CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars
	2011		2010		2011	2010
	(In millions except for per share data)				(In thousands except for per share data)

OPERATING REVENUE
Revenue	(Won)	12,551,256	(Won)	12,514,521	$10,834,058	$10,802,349
Other		23,873		35,976	20,608	31,054

Sub-total		12,575,129		12,550,497	10,854,666	10,833,403

OPERATING EXPENSES :
Labor cost		528,073		565,583	455,825	488,203
Commissions paid		5,226,570		4,966,280	4,511,498	4,286,819
Depreciation and amortization		1,658,808		1,505,498	1,431,858	1,299,524
Network interconnection		967,046		1,030,380	834,740	889,409
Leased line		415,585		365,951	358,727	315,883
Advertising		241,252		258,737	208,245	223,338
Rent		315,281		302,552	272,146	261,158
Cost of goods sold		194,507		108,870	167,896	93,975
Other		941,358		1,091,618	812,567	942,269

Sub-total		10,488,480		10,195,469	9,053,502	8,800,578

OPERATING INCOME		2,086,649		2,355,028	1,801,164	2,032,825
Financial income		415,912		452,893	359,009	390,931
Financial costs		223,656		311,166	193,057	268,594
Gain on disposal of investments in associates		1,990		12,169	1,718	10,504
Loss on disposal of investments in associates		6,473		5,288	5,587	4,565

INCOME BEFORE INCOME TAX		2,274,422		2,503,636	1,963,247	2,161,101

PROVISION FOR INCOME TAX		580,059		556,628	500,698	480,473

NET INCOME	(Won)	1,694,363	(Won)	1,947,008	$1,462,549	$1,680,628

(3)	NON-CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

SK TELECOM CO., LTD.

NON-CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars
	2011		2010		2011	2010
	(In millions)				(In thousands)

NET INCOME	(Won)	1,694,363	(Won)	1,947,008	$1,462,549	$1,680,628

OTHER COMPREHENSIVE INCOME :
Net change in fair value of available-for-sale financial assets		(450,459)		(200,069)	(388,831)	(172,696)
Gain (loss) on valuation of derivatives		34,347		(62,053)	29,648	(53,562)
Actuarial loss on retirement benefit obligations		(13,241)		(2,919)	(11,428)	(2,521)

Sub-total		(429,353)		(265,041)	(370,611)	(228,779)

TOTAL COMPREHENSIVE INCOME	(Won)	1,265,010	(Won)	1,681,967	$1,091,938	$1,451,849

(4)	NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

SK TELECOM CO., LTD.

NON-CONSOLIDATED STATEMENTS OF

APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Korean won				Translation into U.S. dollars
	2011		2010		2011	2010
	(In millions)				(In thousands)

RETAINED EARNINGS BEFORE APPROPRIATIONS:
Beginning of year	(Won)	136,105	(Won)	1,206	$117,485	$1,041
Effect of transition to K-IFRS		—		(398,980)	—	(344,394)
Actuarial loss on retirement benefit obligations		(13,241)		(2,919)	(11,429)	(2,520)
Interim dividends		(71,095)		(72,345)	(61,368)	(62,447)
Net income		1,694,363		1,947,008	1,462,549	1,680,628

End of year		1,746,132		1,473,970	1,507,237	1,272,308

TRANSFER FROM VOLUNTARY RESERVES:
Reserve for research and manpower development		315,595		123,333	272,417	106,459

APPROPRIATIONS:

Reserve for business expansion		(1,097,000)		(490,000)	(946,914)	(422,961)
Reserve for technology development		(377,300)		(374,000)	(325,680)	(322,831)
Cash dividends		(585,438)		(597,198)	(505,341)	(515,492)

		(2,059,738)		(1,461,198)	(1,777,935)	(1,261,284)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	(Won)	1,989	(Won)	136,105	$1,719	$117,483

2.	Amendment to Articles of Incorporation

The proposed amendment is as follows:

Current	Proposed Amendment	Remarks

Article 11. Issuance at Current Market Price (1) (Text omitted)

(2) In case of Paragraph (1), notwithstanding the provisions of Article 10, the Board of Directors may offer publicly or cause a person who has subscribed for new shares to underwrite new shares to be issued at the then-current market price in accordance with the relevant provisions of the Securities and Exchange Act.

Article 11. Issuance at Current Market Price (1) (Same as the present text)

(2) ------------------------------------------------------------------------------------------------------------------------------------------------------------- the Capital Market and Financial Investment Business Act (amended on March 23, 2012).

Making the Articles consistent with the laws and regulations in force

Article 12. Transfer Agent (1), (2), (3) (Text omitted)

(4) The procedures for the activities referred to in Paragraph (3) above will comply with the Regulation on the Securities Transfer Agency Business of the Transfer Agent.

Article 12. Transfer Agent (1), (2), (3) (Same as the present text)

(4) ---------------------------------------------------------------------------------- the relevant regulations on the Transfer Agent (amended on March 23, 2012).

Making the Articles consistent with the laws and regulations in force; and general references to the relevant laws and regulations

<Newly established>

Article 17-2. Issuance of Bonds (1) The Company may issue bonds in accordance with a resolution of the Board of Directors.

(2) Subject to the determination by the Board of Directors of the amount and classes of bonds, the Board of Directors may authorize the Representative Director to issue bonds within a period not exceeding one (1) year from the date of such determination (newly established on March 23, 2012).

Reflecting the newly established system as specified in the revised Commercial Act of 2012

Article 32-3. Qualification of Director (1) (Text omitted)

(2) The outside Director of the Company shall be such person who has expert knowledge in management, economy, accounting, law or relevant technology, or substantial experience in such areas, and who may contribute to the development of the Company and protection of interests of the Shareholders. A person who falls under any of causes for disqualification as specified in the Securities and Exchange Act, Commercial Act, or other relevant laws and regulations, shall not become an outside Director of the Company (amended on March 17, 2000).

Article 32-3. Qualification of Director (1) (Same as the present text)

(2)  -----------------------------------------
--------------------------------------------
--------------------------------------------
---------------------- the Commercial Act or other relevant laws and regulations --------------------------------------- (amended on March 23, 2012).

Making the Articles consistent with the laws and regulations in force

Article 47-3. Audit Committee (1), (2) (Text omitted) (3) All matters necessary for the constitution and operation of the Audit Committee shall be decided separately at the Board of Directors.

Article 47-3. Audit Committee (1), (2) (Same as present text)

(3) The committee members shall be appointed at a General Meeting of Shareholders and all matters necessary for the operation ---------------- (amended on March 23, 2012).

Reflecting the revised Commercial Act of 2009

Article 52. Preparation and Preservation of Financial Statements and Business Report (1) (Text omitted)

1.      Balance sheet;

2.      Profit and loss statement; and

3.      Statement of appropriation of earned surplus or statement of disposition of deficit

<Newly established>

(2) (Text omitted)

(3) (Text omitted)

(4) (Text omitted)

Article 52. Preparation and Preservation of Financial Statements and Business Report (1) (Same as present text)

1. -------

2. -------

3. Any other documents indicating the financial status and management results of the Company as defined in the Presidential Decree to implement the Commercial Act (amended on March 23, 2012)

(2) A consolidated financial statement shall be included in the documents as specified in Paragraph (1) above if the Company falls within the scope of the company which is required to prepare the consolidated financial statement as defined in the Enforcement Decree of the Commercial Act (newly established on March 23, 2012).

(3) (Same as present text) (amended on March 23, 2012)

(4) (Same as present text) (amended on March 23, 2012)

(5) (Same as present text) (amended on March 23, 2012)

Reflecting the revised Commercial Act of 2012

Article 54-2. Interim Dividends (1) (Text omitted)

(2) All other matters relevant to the Interim Dividends under Paragraph (1), including the limitation amount of the Interim Dividends and/or the payment time of the Interim Dividends, shall comply with the relevant laws and regulations, including the Securities and Exchange Act.

	Article 54-2. Interim Dividends (1) (Same as present text) (2) ----------------------------------------------- --------------------------- the Commercial Act ---------------------.	Making the Articles consistent with the laws and regulations in force

<Newly established>

Addendum No. 21 (as of March 23, 2012)

Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 23, 2012. However, the amended provisions of Article 17-2 and Article 52, Paragraph (1), Item 3 and Paragraph (2) shall take effect as of April 15, 2012.

The transitional provision of the Addendum in accordance with the effective date of the Commercial Act

3.	Approval of the Appointment of Directors

(1)	Candidate for Executive Director

Name	Term	Profile	Remarks
KIM, YOUNG TAE	3Years

-   President & CEO, SK Holdings (Current)

-   EVP, Head of Corporate Culture Division, SK Holdings

-   EVP, Head of SK Academy, SK Holdings

-   EVP, Head of Ulsan Complex, SK Energy

-   SVP, Top Team Coordinator, SK Energy

-   SVP, Head of Public Relations and Corporate Culture Division, SK Corp.

-   VP, Head of Labor-Management Cooperation Division, SK Corp.

-   VP, Head of Office of the Staff to the President, SK Corp.

-   B.A. in Business Administration, Sogang University

New Appointment

(2)	Candidate for Executive Director

Name	Term	Profile	Remarks
JEE, DONG SEOB	3Years

-   Head of Corp. Strategy & Planning Office, SK Telecom (Current)

-   EVP, Business Support Team, SK Holdings

-   EVP, Head of IPE Business Division, SK Telecom

-   EVP, Head of Mobile Network Operations Planning Office, SK Telecom

-   SVP, Head of Brand Strategy Office & Brand Strategy Team, SK Telecom

-   SVP, Head of Marketing Strategy Office, SK Telecom

-   SVP, Head of Growth Strategy Team, SK Telecom

-   SVP, Head of Corp. Strategy Office, SK Telecom

-   SVP, Head of CRM & NGM Group, SK Telecom

-   M.A. in Economics, Seoul National University

-   B.A. in Physics, Seoul National University

New Appointment

(3)	Candidate for Independent Non-Executive Director

Name	Term	Profile	Remarks
LIM, HYUN CHIN	3Years

-   Professor of Sociology, College of Social Sciences, Seoul National University (Current)

-   Director, Seoul National University Asia Center (Current)

-   President, The Korean Association of Political Sociology (Current)

-   Dean, College of Social Sciences, Seoul National University

-   President, The Korean Sociological Association

-   Adjunct Professor, Central Officials Training Institute

-   President, The Korean Association of NGO Studies

-   Visiting Professor, Duke University

-   Ph.D. in Sociology, Harvard University

-   M.A. in Sociology, Seoul National University

-   B.A. in Sociology, Seoul National University

Current Director

4.	Approval of the Appointment of a Member of the Audit Committee

(1)	Candidate for the Audit Committee Member

Name	Term	Profile	Remarks
LIM, HYUN CHIN	3Years

-   Professor of Sociology, College of Social Sciences, Seoul National University (Current)

-   Director, Seoul National University Asia Center (Current)

-   President, The Korean Association of Political Sociology (Current)

-   Dean, College of Social Sciences, Seoul National University

-   President, The Korean Sociological Association

-   Adjunct Professor, Central Officials Training Institute

-   President, The Korean Association of NGO Studies

-   Visiting Professor, Duke University

-   Ph.D. in Sociology, Harvard University

-   M.A. in Sociology, Seoul National University

-   B.A. in Sociology, Seoul National University

Current Director

5.	Approval of Ceiling Amount of the Remuneration of Directors

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

Classification	Fiscal year 2011	Fiscal year 2012

Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang

(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: February 24, 2012